File No.82-34675

Our Ref : BS(2004)019(JY)

19th January, 2004

04012339

04 JAN 22 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 16th January, 2004 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 1/22

..../page 2

Tel: (852) 2846 2700

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

The Standard

Date 19 JAN 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(the "Company")

ANNOUNCEMENT REGARDING A PUBLIC RELEASE OF UNAUDITED FINANCIAL RESULTS OF BANK OF CHINA

SUMMARY

On 16 January 2004, Bank of China ("**BOC**") made a public release which include, among other things, the **unaudited** financial performance and results of BOC and its subsidiaries, including the Company (the "**BOC Group**") for the financial year ended 31 December 2003. BOC, being a state-owned commercial bank in the People's Republic of China (the "**PRC**"), is interested in approximately 66% of the issued shares of the Company. Certain extracts from the public release are set out below.

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED OR UNAUDITED FINANCIAL RESULTS OF THE COMPANY FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003. THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO PARAGRAPH 2 OF THE LISTING AGREEMENT.

On 16 January 2004, BOC made a public release which include, among other things, the **unaudited** financial performance and results of the BOC Group for the financial year ended 31 December 2003. BOC, being a state-owned commercial bank in the PRC, is interested in approximately 66% of the issued shares of the Company. The public release contained information including the **unaudited** pre-provision profit of the BOC Group as a whole and provided an overview of the operations of the BOC Group for the financial year ended 31 December 2003. The public release can be downloaded from BOC's website at www.bank-of-china.com. Certain extracts from the public release (after minor editing changes) are set out below for the information of the shareholders of the Company.

"Bank of China spokesman announced on January 16 that the Bank of China group ("the Bank") realized an operating profit (before making provisions and resolving historical burdens) of RMB57.035 billion for 2003, an increase of RMB4.764 billion or 9.11% from 2002, with ROA at 1.27%. After deducting the investment income derived from placing of shares of BOCHK, the Bank registered an operating profit of RMB49.688 billion, an increase of RMB3.004 billion from 2002. In 2003, almost all of the operating profit of the Bank was applied to making provisions and resolving non credit asset loss. The Bank made bad loan provisions amounting to RMB24.643 billion, and resolved RMB22.981 billion in relation to non credit asset loss, totaling RMB47.624 billion, an increase of RMB9.5 billion from the year before. As a result, the Bank's pre-tax profit for 2003 was reduced to RMB2.45 billion. As at December 31, 2003, Provisions Coverage of the Bank stood at 74.55%, and thus the Bank's financial condition has substantially improved."

"By the end of 2003, according to the five-category criteria for loan classification, the Bank's NPL balance was RMB343.8 billion or 64.7 billion less than a year ago, and the NPL ratio stood at 15.92% or 6.45 percentage points lower than the same of 2002."

"The Bank has made progress in the primary market of syndicated lending. Its overseas subsidiaries such as BOCHK and branches in Luxemburg, New York, London, Paris, etc. have enhanced the co-operation with those banks active in international syndicated lending, and established and improved their underwriting and participating network of syndicated loans."

GENERAL

The Company's shareholders and potential investors should note that all the figures contained in the public release are **unaudited** figures which are subject to audit by the BOC Group's auditors. Furthermore, the public release relates to the BOC Group as a whole, which has operations and investments in the PRC as well as other parts of the world (in addition to those in respect of the Company and its subsidiaries (the "**Group**")). **Accordingly, figures and discussions contained in the public release should in no way be regarded as to provide any indication or assurance on the audited financial results of the Group for the financial year ended 31 December 2003.**

The Company's shareholders and potential investors should note that the unaudited results of the Group are subject to audit by the Company's auditors and are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt of their investment position.

By Order of the Board
BOC Hong Kong (Holdings) Limited
Jason C. W. Yeung
Company Secretary

Hong Kong, 16 January 2004